

To Comerica Shareholders: Why We Recommend Voting AGAINST The Proposed Merger and Our Litigation Update

December 2025



Disclaimer

This presentation is for discussion and informational purposes only. The views expressed herein represent the opinions of HoldCo Asset Management, LP (together with certain of its affiliates, "HoldCo" or "we") as of the date hereof with respect to Comerica Incorporated ("Comerica," "CMA" or the "Company"), including with respect to its proposed merger with Fifth Third Bancorp. HoldCo reserves the right to change or modify any of its opinions expressed herein at any time and for any reason and expressly disclaims any obligation to correct, update or revise the information contained herein or to otherwise provide any additional materials.

The information contained herein is based on publicly available information with respect to the Company, including filings made by the Company with the Securities and Exchange Commission (the "SEC") and other sources, as well as HoldCo's analysis of such publicly available information. HoldCo has relied upon and assumed, without independent verification, the accuracy and completeness of all data and information available from public sources, and no representation or warranty is made that any such data or information is accurate. HoldCo recognizes that the Company may possess confidential or otherwise non-public information that could lead it to disagree with HoldCo's views and/or conclusions and that could alter the opinions of HoldCo were such information known. HoldCo has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. No representation, warranty or undertaking, express or implied, is given as to the reliability, accuracy, fairness or completeness of the information or opinions contained herein, and HoldCo and each of its members, employees, representatives and agents expressly disclaim any liability which may arise from this presentation and any errors contained herein and/or omissions here from or from any use of the contents of this presentation.

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Table of Contents

I.   WHY WE ARE VOTING AGAINST THE PROPOSED MERGER   3

II.   LITIGATION UPDATE   8



I. Why We Are Voting AGAINST The Proposed Merger



Why We Are Voting AGAINST The Merger

1 **Unacceptable process – but we don't need it to make our case**

- As shown in the first section of our prior presentation, "Look What You've Done" (the "Prior Presentation") dated 11/17/2025, we believe Comerica ran a sale process that fell woefully short of maximizing value

- Rather than dwell on process flaws here, we take that conclusion as a given and focus instead on why there is significant upside and limited downside in voting against the deal

2 **Voting the deal down does not terminate the merger – and Fifth Third is constrained from walking away**

- As described on page 26 of the Prior Presentation, a shareholder "No" vote does not end the transaction

- Under the merger agreement, both FITB and CMA agreed to "use [their] reasonable best efforts to negotiate a restructuring of the transactions… and/or resubmit… to [their] respective shareholders… for approval"

- In other words, Fifth Third cannot simply walk; it is contractually obligated to try to re-cut and resubmit the deal

Sources: HoldCo Asset Management, To The Independent Directors of Comerica Inc.: Look What You've Done (11/17/2025); FITB/CMA S-4 Filing (11/5/2025).



Why We Are Voting AGAINST The Merger (cont'd)

③ If shareholders vote the merger down, Fifth Third has likely material room to improve its price

- We believe FITB expected to negotiate higher: As shown on page 19 of the Prior Presentation, Fifth Third most likely did not expect the low end of its first offer to be accepted and clearly left room to negotiate

- No tangible book value dilution: Page 20 of the Prior Presentation demonstrates that this merger is not dilutive to Fifth Third's tangible book value — virtually unprecedented among large bank deals over the last five years and a sharp break from the ~3-year stated earn-back 2025 transactions executed by PNC, HBAN, SNV, and COLB

- A fair earn-back supports a much higher price: As shown on page 28 of the Prior Presentation, applying a 3-year earn-back framework (as we modeled in our July deck) would have implied consideration exceeding $100 per CMA share

④ If FITB does not materially improve its offer, "Institution A" is likely still in the wings

- As discussed on pages 14-15 of the Prior Presentation, "Institution A" submitted an unsolicited bid, then raised it, which appears to have been subsequently ignored and effectively iced out by Comerica

- Following our presentation, American Banker published an article speculating that "Institution A" is Regions Financial

- If so, Regions — which has not done a deal in 2025, is one of the most respected super-regionals, and has a deposit base and growth markets arguably superior to Fifth Third — likely remains interested and appears capable of submitting a materially higher bid

Sources: Company SEC Filings and S&P Capital IQ Pro, HoldCo Asset Management, To The Independent Directors of Comerica Inc.: Look What You've Done (11/17/2025); HoldCo Asset Management, To The Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When? (7/28/2025); American Banker, Comerica said no to Regions before Fifth Third deal: Sources (11/18/2025), FITB/CMA S-4 Filing (11/5/2025).



Why We Are Voting AGAINST The Merger (cont'd)

⑤ Even if this merger is ultimately terminated, we believe other uncontacted buyers provide meaningful downside protection

- As discussed on pages 11 and 18 of the Prior Presentation, a number of logical strategic buyers and other potential counterparties were apparently never contacted in the sale process Comerica ran

- If the current deal is voted down and ultimately terminated, a properly run process that finally reaches these parties would, in our view, have a strong chance of surfacing a higher bid

- At a minimum, interest from these buyers provides downside protection for shareholders considering a "No" vote

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Sources: HoldCo Asset Management, To The Independent Directors of Comerica Inc.: Look What You've Done (11/17/2025), FITB/CMA S-4 Filing (11/5/2025).

HoldCo Timeline of Events



Summer 2025

American Banker[a] reports that sources said "Comerica executives went into a panic during the summer after an activist investor group called HoldCo Asset Management demanded that the $78 billion-asset company pursue a transaction"

7/28/2025

HoldCo issues a presentation entitled "To the Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When?"

9/2/2025

WSJ reports "Activist Investor Pushing to Sell Comerica, Will Seek Board Seats"

9/9/2025

Jason Golberg (Barclays) questions Curtis Farmer (CMA CEO) about HoldCo's presentation and a timeframe of CMA "joining another organization"

-Barclays Conference

9/9/2025

American Banker reports "Comerica, amid pressure to sell, makes case for independence" and mentions Vik Ghei's (HoldCo's Co-Founder) statement: "We rarely run across people who question whether Comerica should be sold. The debate is almost always around whether Curtis Farmer will let it happen. And it's up to this 11-person board to put shareholders first. That's why we take our fight to the board."

Approx. 9/11/2025[b]

Curtis Farmer calls Tim Spence (FITB CEO) to "congratulate" him on the Direct Express contract per American Banker (see page 32 of Prior Presentation)

Sometime "In September 2025"

Institution A submits bid for CMA, which was subsequently revised higher (see page 14 of Prior Presentation)

7/2025	8/2025	9/2025	10/2025	11/2025	12/2025

9/18/2025

Curtis Farmer calls Tim Spence to solicit a bid for CMA (see page 7 of Prior Presentation)

9/19/2025

Tim Spence meets with Curtis Farmer alone in Dallas to discuss the transaction (see page 8 of Prior Presentation)

9/23/2025

FITB submits bid for CMA with a range of exchange ratios subject to due diligence (see page 9 of Prior Presentation)

9/25/2025

Mutual due diligence between FITB/CMA begins (see page 19 of Prior Presentation)

9/30/2025

Five days after due diligence begins, Tim Spence informs Curtis Farmer the final proposed exchange ratio at the low end of range (see page 19 of the Prior Presentation).

That same day, CMA's Board meets with Tim Spence and doesn't appear to have negotiated the low end of the range pronouncement.

10/5/2025

CMA/FITB sign the merger agreement, just 17 days from Curtis Farmer's initial call to Tim Spence on 9/18 (see page 21 of Prior Presentation)

10/6/2025

Deal announced

Sources: HoldCo Asset Management, "To the Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When?" (7/28/2025); WSJ, "Activist Investor Pushing to Sell Comerica, Will Seek Board Seats" (9/2/2025); Bloomberg Call Transcripts; American Banker, "Comerica, amid pressure to sell, makes case for independence" (9/9/2025); American Banker, "Another bank tried to buy Comerica before Fifth Third deal" (11/5/2025); FITB/CMA S-4 Filing (11/5/2025); HoldCo Asset Management, To The Independent Directors of Comerica Inc.: Look What You've Done (11/17/2025).

(a)   American Banker, "Comerica said no to Regions before Fifth Third deal: Sources" (11/18/2026).
(b)   Date approximated based on the 11/5/2025 article from American Banker reporting "That mid-September [9/18] phone call came just over a week after the two chief executives' previous phone conversation. Farmer had rung Spence to congratulate him on taking over a contract from Comerica, making Fifth Third the financial agent for a U.S. government prepaid debit card program."



II. Litigation Update



Litigation Update

- On November 21, 2025, HoldCo ("Plaintiff") filed its Verified Stockholder Class Action Complaint for Injunctive Relief and Damages

- A contested hearing was held on November 25, 2025 before Vice Chancellor Morgan Zurn

- On November 25, 2025, the Court granted Plaintiff's Motion for Expedition and directed the Plaintiff and Defendants[a] (each, a "Party" and together, the "Parties") to submit a stipulated scheduling order

- A scheduling order was entered on the docket (Docket #2025-1360-MTZ)

- <u>A summary of the scheduling order is as follows, but we encourage all shareholders to read the actual order:</u>

Case Schedule Through The Date of The First Hearing	
Date	Notes
December 8, 2025	The Comerica Defendants shall produce all relevant Comerica Formal Board Materials[b]
December 9, 2025	Plaintiff shall serve no more than two targeted interrogatories related to the background of the challenged Merger
December 11, 2025	Defendants shall provide responses to Plaintiff's targeted interrogatories
December 12, 2025	Plaintiff shall file its opening brief in support of its first motion for a preliminary injunction (limited to disclosure issues) and Fifth Third Bancorp ("Fifth Third") shall file its opening brief in support of its Motion to Dismiss
December 22, 2025	Defendants file their answering brief(s) in opposition to Plaintiff's first motion for a preliminary injunction and Plaintiff files its answering brief in opposition to Fifth Third's motion to dismiss
December 30, 2025	Plaintiff files its reply brief in support of its motion for a preliminary injunction and Fifth Third files its reply brief in support of its motion to dismiss
January 2, 2026	First Hearing

Sources: The Court of Chancery of The State of Delaware, Docket #2025-1360-MTZ.

(a) Defendants include ARTHUR G. ANGULO, ROGER A. CREGG, CURTIS C. FARMER, M. ALAN GARDNER, DEREK J. KERR, RICHARD G. LINDNER, JENNIFER H. SAMPSON, BARBARA R. SMITH, ROBERT S. TAUBMAN, NINA G. VACA, MICHAEL G. VAN DE VEN, COMERICA INCORPORATED, and FIFTH THIRD BANCORP.

(b) "Formal Board Materials" are board-level documents from June 1, 2025 through October 6, 2025 that formally evidence the directors' deliberations and decisions and comprise the materials that the directors formally received and considered as a Board member generally or as a member of any Board committee during that period. For the avoidance of doubt, the parties reserve all rights regarding the appropriate time period for discovery relevant to the Second Motion for a Preliminary Injunction.



Litigation Update (cont'd)

Case Schedule Through the Date of the Second Hearing[a]	
Date	**Notes**
January 5, 2026	Parties to serve initial discovery requests
January 7, 2026	Fifth Third shall produce all relevant Fifth Third Formal Board Materials[b]
January 9, 2026	Parties to serve responses and objections to initial discovery requests
January 12, 2026	Parties to commence rolling document productions (other than Formal Board Materials)
January 26, 2026	Parties shall substantially complete their document productions and exchange privilege logs
February 6, 2026	Completion of document discovery and depositions, other than discovery subject to a pending motion
February 9, 2026	Plaintiff files its opening brief in support of its second motion for a preliminary injunction (concerning *Unocal* claims)
February 17, 2026	Defendants file their answering brief(s) in opposition to Plaintiff's second motion for a preliminary injunction
February 20, 2026	Plaintiff files its reply brief in support of its second motion for a preliminary injunction
February 23, 2026	Second Hearing

Sources: The Court of Chancery of The State of Delaware, Docket #2025-1360-MTZ.

(a) The deadlines in this schedule shall only apply to Fifth Third as a party if the Court does not grant Fifth Third's motion to dismiss. If the Court grants Fifth Third's motion to dismiss, Plaintiff may seek third-party discovery from Fifth Third.

(b) "Formal Board Materials" are board-level documents that formally evidence the directors' deliberations and decisions and comprise the materials that the directors formally received and considered as a Board member generally or as a member of any Board committee.

10



WE RECOMMEND SHAREHOLDERS VOTE <u>AGAINST</u> THIS MERGER AT COMERICA'S UPCOMING SPECIAL MEETING: IT FAILS TO MAXIMIZE VALUE FOR COMERICA'S SHAREHOLDERS, AND WE BELIEVE THE DOWNSIDE OF REJECTING IT IS LIMITED

For any questions contact <u>HoldCo@info.sodali.com</u>

PLEASE NOTE: HoldCo is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.